As filed with the Securities and Exchange Commission on September 4, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Energy XXI Gulf Coast, Inc.
(Name of Applicant)

1021 Main Street, Suite 2626
Houston, Texas 77002
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
16% Second Lien Junior Secured Notes due 2014, Series A	Up to $288,000,000 aggregate principal amount
16% Second Lien Junior Secured Notes due 2014, Series B	Up to $89,000,000 aggregate principal amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification

Name and address of agent for service:
Ben Marchive
President
Energy XXI Gulf Coast, Inc.
1021 Main Street, Suite 2626
Houston, Texas 77002
(713) 351-3000

With copy to:
T. Mark Kelly
Vinson & Elkins LLP
1001 Fannin, Suite 2500
Houston, Texas 77002
(713) 758-2222

i

GENERAL

1.	General Information

(a)           Form of organization:  Energy XXI Gulf Coast, Inc. (the “Company” or “Applicant”), a Delaware corporation.

(b)           State or other sovereign power under the laws of which organized:  See the information provided in response to Section 1(a).

2.	Securities Act Exemption Applicable

Pursuant to the terms and subject to the conditions set forth in the Offering Circular and Consent Solicitation Statement, dated September 4, 2009 (the “Offering Circular”), and the accompanying Letter of Transmittal and Consent, dated September 4, 2009, the Company intends to exchange (the “Exchange Offer”) up to $360 million principal amount of properly tendered (and not validly withdrawn) and accepted outstanding 10% Senior Notes due 2013 (the “Senior Notes”) for the exchange consideration described below.

In exchange for each $1,000 principal amount of Senior Notes properly tendered (and not validly withdrawn) and accepted: (i) by 5 p.m., New York City time, on September 18, 2009 (such time and date, as the same may be extended, the “Early Tender Date”), participating holders of Senior Notes will receive $800 principal amount of newly issued Series A 16% Second Lien Junior Secured Notes due 2014 (the “Series A Second Lien Notes”), subject to proration, and (ii) after the Early Tender Date but prior to Midnight, New York City time, on October 2, 2009, participating holders of Senior Notes will receive $750 principal amount of Series A Second Lien Notes, subject to proration.

If the Exchange Offer is completed, the Series A Second Lien Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.  Concurrent with the Exchange Offer, the Company will issue under the Indenture, 16% Second Lien Junior Secured Notes due 2014, Series B (the “Series B Second Lien Notes” and, together with the Series A Second Lien Notes, the “Second Lien Notes”) in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof, which transaction is exempt from the Trust Indenture Act of 1939, as amended, pursuant to Section 304(b) thereof.  For more detailed information regarding the Indenture, please see Item 8 of this Application.  The complete terms of the Exchange Offer are contained in the Offering Circular and related documents incorporated by reference herein to Exhibits T3E.1 through T3E.4.

The Company intends to rely on Section 3(a)(9) of the Securities Act to exempt the Exchange Offer from the registration requirements of the Securities Act.  No sales of securities of the same class as the Series A Second Lien Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed.  No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for customary fees and payments to be made in respect of preparation, printing and mailing of the Offering Circular and related documents, the payments of the fees and expenses of the Company’s legal advisors, the engagement of D.F. King & Co., Inc. as information agent and Wells Fargo Bank, National Association as exchange agent for the Exchange Offer, and the engagement of Wilmington Trust FSB, as the Trustee under the Indenture (the “Trustee”).  No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.	Affiliates

Furnish a list or diagram of all affiliates of the applicants and indicate the respective percentages of voting securities or other bases of control.

(a)           Below is a list of all affiliates of the Company as of June 30, 2009:

Company Name	Owner	Percentage of Voting Securities or Other Bases of Control of Owner

Energy XXI (US Holdings) Limited	Energy XXI (Bermuda) Limited	100%
Energy XXI, Inc.	Energy XXI (US Holdings) Limited	100%
Energy XXI USA, Inc.	Energy XXI, Inc.	100%
Energy XXI Gulf Coast, Inc.	Energy XXI USA, Inc.	100%
Energy XXI Services, LLC	Energy XXI USA, Inc.	100%
Energy XXI GOM, LLC	Energy XXI Gulf Coast, Inc.	100%
Energy XXI Texas Onshore, LLC	Energy XXI GOM, LLC	100%
Energy XXI Onshore, LLC	Energy XXI GOM, LLC	100%

(b)           Certain directors and executive officers of the Company and Energy XXI (Bermuda) Limited, the indirect parent of the Company (the “Parent”) may be deemed to be “affiliates” of the Company by virtue of their positions with the Company and the Parent.  See Item 4, “Directors and Executive Officers.”

(c)           Certain persons may be deemed to be “affiliates” of the Company by virtue of their holdings of the voting securities of the Company and the Parent.  See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

List the names and complete mailing addresses of all directors and executive officers of the applicants and all persons chosen to become directors and executive officers.  Indicate all offices held or to be held by each person named.

The following table lists the names and offices held by all directors and executive officers of the Parent as of September 4, 2009.  The mailing address of each director and executive officer is: c/o Energy XXI (Bermuda) Limited, 1021 Main Street, Suite 2626, Houston, Texas 77002.

Name	Office
John D. Schiller, Jr.	Chairman and Chief Executive Officer
Steven A. Weyel	Director, President and Chief Operating Officer
David West Griffin	Director, Chief Financial Officer
Ben Marchive	Senior Vice President, Operations
Todd Reid	Senior Vice President, Marketing & Management
Stewart Lawrence	Vice President, Investor Relations and Communications
Hugh A. Menown	Vice President, Chief Accounting Officer and Chief Information Officer
Steve Nelson	Vice President, Drilling and Production
William Colvin	Director
Paul Davison	Director
David M. Dunwoody	Director
Hill A. Feinberg	Director

The following table lists the names and offices held by all directors and executive officers the Company as of September 4, 2009.  The mailing address of each director and executive officer is: c/o Energy XXI Gulf Coast, Inc., 1021 Main Street, Suite 2626, Houston, Texas 77002.

Name	Office
Ben Marchive	President
Rick D. Fox	Chief Financial Officer, Treasurer and Secretary
Steve Nelson	Vice President of Operations
J. Granger Anderson	Vice President of Land
John D. Schiller, Jr.	Director
Steven A. Weyel	Director
David West Griffin	Director

5.	Principal Owners of Voting Securities

Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicants.

There are no persons known by the Parent to beneficially own 10% or more of its voting securities as of September 4, 2009.

Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of its voting securities as of September 4, 2009:

Name and Mailing Address	Title of Class Owned	Amount Owned(1)	Percentage of Voting Securities Owned

Energy XXI USA, Inc.	Common Stock	100,000	100%

(1)	The Company is a wholly-owned subsidiary of Energy XXI USA, Inc.

UNDERWRITERS

6.	Underwriters

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered.  As to each person specified in (a), give the title of each class of securities underwritten.

(a)           The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Securities Underwritten
Jefferies & Company, Inc. 520 Madison Avenue, 12th Floor New York, New York 10022	10.0% Senior Notes due 2013
BNP Paribas Securities Corp. 787 Seventh Avenue New York, New York 10019	10.0% Senior Notes due 2013
BMO Capital Markets Corp. 3 Times Square, 27th Floor New York, New York 10036	10.0% Senior Notes due 2013
Greenwich Capital Markets, Inc. 600 Steamboat Road Greenwich, Connecticut 06830	10.0% Senior Notes due 2013
Capital One Southcoast, Inc. 909 Poydras Street. Suite 1000 New Orleans, Louisiana 70112	10.0% Senior Notes due 2013
Natexis Bleichroeder Inc. 1345 Avenue of the Americas, 44th Floor New York, NY 10105	10.0% Senior Notes due 2013

(b)           No person is acting as an underwriter of the Series A Second Lien Notes proposed to be offered pursuant to the Exchange Offer and issued pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization

(a)           Furnish the following information as to each authorized class of securities of the applicant.

As of August 20, 2009, the Parent had the following securities authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $0.001 par value per share	460,000,000	145,725,584
Preferred Stock, $0.01 par value per share	2,500,000	0
10.0% Senior Notes due 2013(1)	$750,000,000	$624,000,000	(2)

(1)	The Parent is not the issuer of such Senior Notes of the Company. As the indirect parent of the Company, the Parent includes such Senior Notes in its consolidated financial statements.

(2)
Does not include $126.0 million aggregate principal amount of Senior Notes owned by the Company or its affiliates that will be delivered for cancellation concurrently with the closing of the Exchange Offer.

As of August 27, 2009, the Company had the following securities authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $0.01 par value per share	1,000,000	100,000
10.0% Senior Notes due 2013	$750,000,000	$624,000,000	(1)

(1)
Does not include $126.0 million aggregate principal amount of Senior Notes owned by the Company or its affiliates that will be delivered for cancellation concurrently with the closing of the Exchange Offer.

(b)           Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

Each share of the common stock of the Company and the Parent issued and outstanding has one vote with respect to all matters submitted to a vote of stockholders.  There are no other outstanding securities with voting rights.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

The Second Lien Notes will be issued under the Indenture to be entered into between the Company and the Trustee.  The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein.  The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution.  Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a)           Events of Default; Withholding of Notice

(1)          Each of the following is an Event of Default:

(i)	default for 30 days in the payment when due of interest, on the Second Lien Notes;

(ii)	default in payment when due of the principal of, or premium, if any, on the Second Lien Notes;

(iii)
failure by the Company to comply with the provisions described in the Offering Circular under “Description of New Second Lien Notes—Certain Covenants—Merger, Consolidation or Sale of Assets” or under the captions “Description of New Second Lien Notes—Repurchase at the Option of Holders—Asset Sales” or “Description of New Second Lien Notes—Repurchase at the Option of Holders—Change of Control”;

(iv)
failure by the Parent, the Company or any of its Restricted Subsidiaries, as applicable, to comply for 30 days after receipt of written notice from the Trustee or the Holders of 25% in principal amount of the Second Lien Notes with the provisions described in the Offering Circular under the captions “Description of New Second Lien Notes—Certain Covenants—Restricted Payments,” “Description of New Second Lien Notes—Incurrence of Indebtedness and Issuance of Preferred Stock,” “Description of New Second Lien Notes—Liens,” “Description of New Second Lien Notes—Dividends and Other Payment Restrictions Affecting Subsidiaries,” “Description of New Second Lien Notes—Transactions with Affiliates,” “Description of New Second Lien Notes—Additional Guarantees,” “Description of New Second Lien Notes—Impairment of Security Interest; Liens on Additional Property,” “Description of New Second Lien Notes—Sale and Leaseback Transactions,” “Description of New Second Lien Notes—Repurchases of Notes” and “Description of New Second Lien Notes—Business Activities”;

(v)
failure by the Company or the Parent, as applicable, for 60 days after notice from the trustee or the Holders of 25% of the principal amount of the Second Lien Notes outstanding to comply with any of the other agreements in the indenture or any Security Document (or 120 days with respect to the covenant described in the Offering Circular under “Description of New Second Lien Notes—Certain Covenants—Reports,” provided, however, that beginning on the 61st day the Company is not in compliance with the covenant under “Description of New Second Lien Notes—Certain Covenants—Reports,” additional interest at a rate of 0.25% per annum shall accrue and be payable on the Second Lien Notes until such covenant is complied with);

(vi)
default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(A)           is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(B)           results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15 million or more;

(vii)
failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $15 million, which judgments are not paid, discharged or stayed (including a stay pending appeal) for a period of 60 days after the date of such final judgment (or, if later, the date when payment is due pursuant to such judgment);

(viii)
any Security Document at any time for any reason shall cease to be in full force and effect in all material respects, or ceases to give the collateral agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Security Document or the indenture;

(ix)	the Company or any of the Guarantors, directly or indirectly, contests in any manner the effectiveness, validity, binding nature or enforceability of any Security Document;

(x)
except as permitted by the indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee; and

(xi)
certain events of bankruptcy, insolvency or reorganization described in the indenture with respect to the Company or any of its Significant Subsidiaries or any group of Subsidiaries of the Company that, taken as a whole, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization, with respect to the Company, any Subsidiary of the Company that is a Significant Subsidiary or any group of Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Second Lien Notes will become due and payable immediately without further action or notice.  If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding Second Lien Notes may declare all the Second Lien Notes to be due and payable immediately.

Holders of the Second Lien Notes may not enforce the indenture, the Second Lien Notes or any Security Documents except as provided in the indenture or the Security Documents.  Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Second Lien Notes may direct the trustee in its exercise of any trust or power.  The trustee may withhold notice of any continuing Default or Event of Default from Holders of the Second Lien Notes if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, or interest or premium, if any, on, the Second Lien Notes.

The Holders of a majority in principal amount of the Second Lien Notes then outstanding by notice to the trustee may on behalf of the Holders of all of the Second Lien Notes waive any past Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Second Lien Notes or in respect of a covenant that cannot be amended without the consent of each Holder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Second Lien Notes prior to stated maturity (other than with the net cash proceeds of an Equity Offering), an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Second Lien Notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture.  Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

(b)           Authentication and Delivery of Second Lien Notes; Use of Proceeds

The Second Lien Notes shall be executed on behalf of the Company by its Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Treasurer, Assistant Treasurer, Controller, Secretary or Assistant Secretary.  The signature of any of these officers on the Second Lien Notes may be manual or facsimile.

At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Second Lien Notes executed by the Company to the Trustee for authentication; and the Trustee shall authenticate and deliver such Second Lien Notes as provided in the Indenture and not otherwise.

There will be no proceeds from the issuance of the Second Lien Notes because the Second Lien Notes are being issued in exchange for the Senior Notes.

(c)           Release and Substitution of Property Subject to the Lien of the Indenture

The obligations under the Second Lien Notes and the Guarantees will be secured pursuant to the Security Documents by second priority Liens (subject to certain Permitted Liens) granted to the trustee for the benefit of the Holders of the Second Lien Notes, in all of the following property (collectively, the “Collateral”):

(1)           substantially all the assets of the Company and the Subsidiary Guarantors, provided, however that for the perfection of such Liens on oil and gas interests, the Company and the Subsidiary Guarantors are required to have mortgages filed only for at least 85% of the PV-10 Value of the Proved Reserves and Proved Developed Producing Reserves of the Company and the Guarantors located in the United States;

(2)           a pledge by EXXI USA on a second priority basis of the capital stock it owns in the Company;

(3)           any assets substituted for such Collateral as provided for in the Security Documents; and

(4)           any proceeds of the foregoing.

Unless an Event of Default under the indenture shall have occurred and be continuing, the Company and the applicable Guarantors will have the right to remain in possession and retain exclusive control of the Collateral (other than Collateral deposited with the First Lien Agent and collateral agent in the Collateral Disposition Proceeds Account described in the Offering Circular under “Description of New Second Lien Notes—Certain Covenants—Asset Sales” and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income thereon or therefrom.  Upon an Event of Default, these rights will cease and, subject to the Intercreditor Agreement, which significantly limits the ability of the collateral agent to act independently of the First Lien Agent as discussed in the Offering Circular, the collateral agent will be entitled to foreclose upon and sell the Collateral or any part thereof as provided in the Security Documents.

There can be no assurance that the First Lien Agent and collateral agent will be able to sell the Collateral without substantial delays or that the proceeds obtained after payment of the First Lien Claims will be sufficient to pay any or all amounts owed to the trustee and Holders of Second Lien Notes.  The Collateral release provisions of the indenture and the Security Documents will permit the release of Collateral without substitution of collateral of equal value under certain circumstances.

The indenture will provide that, subject to satisfaction of certain conditions, the collateral agent must release any Collateral that is released by the First Lien Agent, except that the indenture will also require the Company to certify to the collateral agent semi-annually (and at the time of any such release, after giving effect thereto) that the Collateral includes Oil and Gas Properties subject to mortgages over at least 85% of the PV-10 Value of the Proved Reserves and Proved Developed Producing Reserves of the Company and the Subsidiary Guarantors located in the United States as reflected in the most recent available annual or semi-annual reserve report on such reserves and that, to the extent necessary, the Company and the Subsidiary Guarantors will cause to be delivered to the collateral agent Mortgages or amendments or supplements to prior Mortgages to satisfy this requirement.  See “Description of New Second Lien Notes—Certain Covenants—Impairment of Security Interest; Liens on Additional Property” in the Offering Circular.  To the extent that any mortgages for Oil and Gas Properties constituting Collateral are so released and are then assigned to Persons other than the Company and the Subsidiary Guarantors, any Proved Reserves attributable to such Oil and Gas Properties shall be deemed excluded from such reserve report for the purpose of determining whether such 85% requirement is met after giving effect to such release.

Notwithstanding the foregoing, under the terms of the Intercreditor Agreement, the Company and the other obligors are not permitted to grant or perfect a security interest for the benefit of the Second Lien Notes unless it has previously or contemporaneously granted and perfected a first priority interest for the benefit of the First Lien Claims.

The Company, the Subsidiary Guarantors and the collateral agent will enter into one or more Security Documents granting, in favor of the collateral agent for the benefit of the Holders, Liens on the Collateral securing the Second Lien Notes and Guarantees.  EXXI USA will enter into a Security Agreement granting in favor of the collateral agent for the benefit of the Holders, liens on the capital stock it owns in the Company as security for the Second Lien Notes and EXXI USA’s Guarantee.

Subject to the provisions of the indenture, the Intercreditor Agreement and the other Security Documents, the collateral agent in its sole discretion and without the consent of the Holders of the Second Lien Notes, on behalf of such Holders, may take all actions it deems necessary or appropriate in order to:

(1)           enforce any of the terms of the Security Documents; and

(2)           collect and receive any and all amounts payable in respect of the obligations of the Company under the Second Lien Notes, the indenture and the Security Documents.

The Security Documents will provide that the Collateral will be released in accordance with the terms of the Intercreditor Agreement:

(1)           upon payment in full of all outstanding Second Lien Notes and all other amounts due under the indenture;

(2)           upon satisfaction and discharge of the indenture as set forth in the Offering Circular under the caption “Description of New Second Lien Notes—Satisfaction and Discharge”;

(3)           upon a Legal Defeasance or Covenant Defeasance as set forth in the Offering Circular under the caption “Description of New Second Lien Notes—Legal Defeasance and Covenant Defeasance”;

(4)           as to any Collateral, with the consent of the Holders of a majority in principal amount of the Second Lien Notes;

(5)           as to any Collateral (i) that is sold or otherwise disposed of by the Company or any Restricted Subsidiary (other than to the Company or a Restricted Subsidiary) in compliance with the indenture, subject to the limitations set forth in the Offering Circular under the caption “Description of New Second Lien Notes—Repurchase at the Option of Holders—Asset Sales,” (ii) that constitutes a portion of the Collateral Disposition Proceeds Account that are to be applied or distributed as described in the Offering Circular under the caption “Description of New Second Lien Notes—Repurchase at the Option of Holders—Asset Sales,” or (iii) that constitutes Excess Proceeds which have been offered to, but not accepted by, the Holders of Second Lien Notes and are released as set forth in the covenant described in the Offering Circular under the caption “Description of New Second Lien Notes—Repurchase at the Option of Holders—Asset Sales”;

(6)           as to the assets of a Guarantor, upon the release of such Guarantor from its Guarantee in accordance with the indenture and Security Documents; or

(7)           in connection with a substitution of Collateral in accordance with the Security Documents.

The Security Documents will provide that the Company, EXXI USA and the Subsidiary Guarantors party thereto will, and will cause each of the Company’s Subsidiaries to, do or cause to be done all acts and things which may be required, or which the trustee from time to time may reasonably request, to assure and confirm that the collateral agent holds, for the benefit of the Holders of Second Lien Notes, valid, enforceable and perfected second priority Liens (subject to Permitted Liens) upon the Collateral as contemplated by the indenture and Security Documents.

(d)           Satisfaction and Discharge of the Indenture

The indenture will be discharged and will cease to be of further effect as to all Second Lien Notes issued thereunder (except as to surviving rights of registration of transfer or exchange of the Second Lien Notes and as otherwise specified in the indenture), when:

(i)           either:

(A)           all Second Lien Notes that have been authenticated, except lost, stolen or destroyed Second Lien Notes that have been replaced or paid and Second Lien Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(B)           all Second Lien Notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Second Lien Notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of fixed maturity or redemption;

(ii)           no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of the Subsidiary Guarantors is a party or by which the Company or any Subsidiary Guarantor is bound;

(iii)           the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(iv)           the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the Second Lien Notes at fixed maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)           Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Indenture provides that the Parent will deliver to the Trustee within 5 business days after the filing of the same with the Securities and Exchange Commission, (1) all quarterly and annual financial and other information with respect to the Parent and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Parent were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Parent’s certified independent accountants; (2) all current reports that would be required to be filed with the Commission on Form 8-K if the Parent were required to file such reports; and (3) unaudited quarterly and audited annual financial statements of the Company and its Subsidiaries.

The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

So long as any of the Notes are outstanding, the Company will deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors

Give the name and complete mailing address of any person, other than the applicants, who is an obligor upon indentured securities.

The obligations under the Second Lien Notes will be guaranteed by the following: (i) a guarantee by Energy XXI USA, Inc., the Company’s direct parent, recourse under which is limited to its ownership of 100% of the Company’s outstanding capital stock; (ii) the full and unconditional guarantee of Energy XXI (Bermuda) Limited, the Company’s indirect parent; and (iii) the full and unconditional guarantee of Energy XXI GOM, LLC, Energy XXI Texas Onshore, LLC and Energy XXI Onshore, LLC.  The mailing address for Energy XXI USA, Inc., Energy XXI GOM, LLC, Energy XXI Texas Onshore, LLC and Energy XXI Onshore, LLC is 1021 Main Street, Houston, Texas 77002.  The mailing address for Energy XXI (Bermuda) Limited is Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda.

Contents of application for qualification.  This application for qualification comprises:

(a)           Pages numbered 1 to 12, consecutively.

(b)           The statement of eligibility and qualification on Form T−1 of Wilmington Trust FSB, as Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)           The following Exhibits in addition to those filed as part of the Form T−1 statement of eligibility and qualification of the Trustee:

Exhibit T3A.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form S-4 filed August 22, 2007 (File No. 333-145639)).

Exhibit T3B.1	Bylaws of the Company (incorporated by reference to Exhibit 3.7 to the Company’s Registration Statement on Form S-4 filed August 22, 2007 (File No. 333-145639)).

Exhibit T3C*	Form of Indenture between the Company and Wilmington Trust FSB, as Trustee

Exhibit T3D	Not applicable.

Exhibit T3E.1*	Offering Circular and Consent Solicitation Statement dated September 4, 2009

Exhibit T3E.2*	Letter of Transmittal dated September 4, 2009

Exhibit T3E.3*	Letter to Clients, dated September 4, 2009

Exhibit T3E.4*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 4, 2009

Exhibit T3E.5*	Press Release of the Company dated September 4, 2009

Exhibit T3F*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C hereto).

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T−1.

* Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Energy XXI Gulf Coast, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on the 4th day of September, 2009.

(Seal)

ENERGY XXI GULF COAST, INC.

By:	/s/ Rick Fox
Name: Rick Fox
Title: Chief Financial Officer

Attest:

By:	/s/ David West Griffin
Name: David West Griffin
Title: Director